UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-13684

CUSIP Number: 018772103

(CHECK ONE):	☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR

For Period Ended September 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION

Alliance One International, Inc.

Full Name of Registrant

Former Name if Applicable

8001 Aerial Center Parkway, Post Office Box 2009

Address of Principal Executive Office (Street and Number)

Morrisville, NC 27560-2009

City, State and Zip Code

PART II. RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in a press release included as Exhibit 99.1 to a Current Report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2015, Alliance One International, Inc. (the “Company”) has experienced a delay in completing the financial statements to be included in its Quarterly Report on Form 10-Q for the three months ended September 30, 2015 (the “Form 10-Q”). As a result of the delay, the Company is unable to file the Form 10-Q by the prescribed due date without unreasonable expense or delay.

The delay is related to discrepancies in accounts receivable and inventory at its Kenyan subsidiary, Alliance One Tobacco (Kenya) Limited, discovered in the course of downsizing and terminating certain operations as part of the Company’s previously announced restructuring and cost-saving initiative. The Company reported these discrepancies to the Securities and Exchange Commission (“SEC”) on November 6, 2015, and has received a written request from the SEC to preserve documents and other materials relating to the discrepancies.

Presently available information suggests that the discrepancies may date back to 2008 or earlier and could reach approximately $40 million in aggregate. Because the Company has been unable thus far to determine the timing and amount of these discrepancies, no conclusion has been reached regarding materiality. It is, however, possible that the discrepancies may prove to be material. The discrepancies consist primarily of inventory variances that are not yet accounted for, including differences in deferred crop costs, finished goods inventory, green inventory, agricultural supplies, and packing materials. The Company has no evidence indicating similar issues elsewhere within its organization and believes the problems are unique and limited to the Kenyan operation.

Due to the ongoing review, the Company was unable to file the Form 10-Q by the prescribed November 9, 2015 deadline without undue effort and expense. The Company is working toward filing the Form 10-Q as soon as practicable. At this time, the Company is unable to represent that the Form 10-Q for the three months ended September 30, 2015 will be filed on or before the fifth calendar day following its prescribed due date.

This Form 12b-25 contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events and may be impacted by the current investigation noted above. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results may differ materially from those currently anticipated expected or projected. The following factors, among others, could cause actual results to differ from those expressed or implied by the forward-looking statements: changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on customers. Additional factors that could cause the Company’s results to differ materially from those expressed or implied by forward-looking statements can be found in its filings with the SEC, which are available at the SEC’s Internet site (http://www.sec.gov).

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Joel Thomas	919	379-4300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes    ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted in the narrative above, the Company is currently investigating discrepancies in accounts receivable and inventory at its Kenyan subsidiary and is unable at this time to determine what prior periods will be impacted by any adjustments resulting from the discrepancies or whether such adjustments will be material.

Alliance One International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2015	By:	/s/ Joel Thomas
		Name:	Joel Thomas
		Title:	Executive Vice President – Chief Financial Officer